Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No.:1-7627
The following communication was distributed to Frontier employees on Friday, May 6, 2011.

HollyFrontier

Weekly Communiqué #08—Merger Update
May 6, 2011

We hope you’ve had another great week.

Today, our topics are threefold:

1.	First, Nellson Burns has asked to share several thoughts regarding progress on the IT front.

2.	Second, having introduced the Cheyenne refinery in last week’s Spotlight, today we are introducing Woods Cross. In a couple weeks, we’ll spotlight El Dorado.

3.	Third, we have received three more FAQs and are including our responses to them.

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In recent weeks, we have been immersed in site visits, application reviews, integration planning, cost analyses and much more.  Because technology is a foundational building block for any business—and because we all take our technology very personally—our commitment, of course, is to afford everyone a voice in this process.  We wanted to take a few moments today to communicate “where things stand” and articulate a few principles and next steps.

We currently possess an “applications list” for Holly and Frontier.  We are using this list to evaluate commonalities, differences and integration opportunities.  Some applications are very unique and specialized, in which case, consolidation might not make sense.  Others are very expensive and high-use, in which case consolidation does make sense.  Some are so critical that our united business would fracture if not consolidated.  And all our 3rd party applications require licenses and/or renewals, which means we want to scope our future needs effectively before making long-term commitments on behalf of the broader organization.

To date, we have been gathering input from key stakeholders across the enterprise, calculating costs, studying business functions and, similarly, application functionality.  Recommendations are made to the HollyFrontier Integration Team and, ultimately, Mike Jennings and Dave Lamp weigh-in or approve before we take action toward implementation.

Over the next sixty days, we will be working with our business stakeholders to build and complete an IT Roadmap that captures our project work and denotes the many milestones along the way.  It will include strategies and tactics ranging from platforms and development work to collaboration tools, email box sizes and everything in between.  Our decision criteria are neither Holly nor Frontier biased but, rather, revolve around associated costs, requirements and best fit for the combined organization.

A number of decisions are behind us, SAP among them.  More will be communicated soon as we complete our roadmap.  It is safe to say that if you work at a refinery, you will experience less change on Day One than anyone else, because the more centralized, back-office environments are inclined to see the most initial IT unification.

We’ll share more details as they become available.  Along the way, don’t hesitate to send the Integration Team your questions via PNewmark@Frontieroil-den.com.

Nellson Burns
Vice President, Information Technology, Holly Corporation

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Woods Cross Refinery, Leadership

Left to Right

Conrad Jenson (Engineering Manager); Guy Bogar (Chief Inspector); Michelle Dunbar (Senior Planning Engineer); Matt Graham (Asst Manager Purchasing & Materials); Linda Rich (Manager HR & Organization Development); Brian Harris (Lab & Stock Manager); Mike Wright (VP & Project Manager); Chuck Capron (Maintenance Manager); Lynn Keddington (Refinery Manager); Russell Walker (Accounting Supervisor); Mike Astin (Environmental Manager); Barry Christensen (Operations Manager)

Conrad Jenson

Engineering Manager

Conrad joined Holly Refining & Marketing in 2003 as a Senior Process Engineer, was subsequently promoted to Operations Manager in 2004 and recently assumed the responsibilities of Engineering Manager in 2009. Conrad has 19 years of combined refining experience, engineering and operations assignments including Crude, SDA, FCC, HF Alkylation and Sulfur Recovery units. Conrad holds a BSChE from the University of Utah.

Guy Bogar

Chief Inspector

Guy has over sixteen years of inspection experience in refining and chemical plants, including six years at Holly Woods Cross, beginning in 2005 as a senior inspector and promoted to Chief Inspector/Inspection Manager in 2007. Guy has worked in several facilities around the gulf coast including ExxonMobil, Lyondell/Equistar and Duke Energy, among others.

Michelle Dunbar

Senior Planning Engineer

Michelle joined the Woods Cross Refinery in 2000 as an Asset Coordinator and later became the Lab and Stock Manager. Michelle has over 21 years of experience in the refining business in various roles including environmental and process engineering and has worked in the laboratory, stock, crude, hydrotreating, alkylation and reforming areas. She is a Chemical Engineering graduate from the Colorado School of Mines.

Matt Graham

Assistant Manager Purchasing & Materials

Matt has more than thirty years of experience in the purchasing and materials field. He began with Phillips Petroleum and has worked at the Woods Cross Refinery for the past thirteen years, including the last eight since Holly purchased the plant from ConocoPhillips in 2003. Matt has a Business Degree from Oklahoma State University.

Linda Rich

Manager HR & Organization Development

Linda joined Holly Corporation in October 2003, shortly after the Woods Cross Refinery acquisition. Linda has twenty-five years of experience in Human Resources and Training & Development and was instrumental in the development of the *Holly Professional Development Program* ("PDP"), *Supervisor School* and several other developmental initiatives. Linda was a "night school, single mom" and earned her BS in Business after ten years of study. She and her staff support Woods Cross Refinery and Holly Asphalt Company.

Brian Harris

Lab & Stock Manager

Brian has ten years of experience in refining, all accumulated at Woods Cross. In his current position, Brian manages operations in the Lab and Tank farm. Prior to managing these, he was the Process Engineering Manager. Brian has process unit experience throughout the facility and has personally worked on the majority of the refining units and utilities. Brian received his Bachelors of Science degree in Chemical Engineering from Brigham Young University.

Mike Wright

VP & Project Manager-covering large capital projects at WX

Mike has worked at the Woods Cross Refinery for twenty-three years and served in many positions, including operations and maintenance and the role of Maintenance Manager. Mike received a BS in Mechanical Engineering in 1996 and an Executive MBA in 2007, each from the University of Utah.

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Woods Cross Refinery, Leadership continued

Left to Right

Conrad Jenson (Engineering Manager); Guy Bogar (Chief Inspector); Michelle Dunbar (Senior Planning Engineer);
Matt Graham (Asst Manager Purchasing & Materials); Linda Rich (Manager HR & Organization Development); Brian Harris (Lab & Stock Manager);
Mike Wright (VP & Project Manager); Chuck Capron (Maintenance Manager); Lynn Keddington (Refinery Manager);
Russell Walker (Accounting Supervisor); Mike Astin (Environmental Manager); Barry Christensen (Operations Manager)

Chuck Capron

Maintenance Manager

Chuck graduated from the University of Phoenix with a BS in Business Management and subsequently spent two years at SLCC for Mechanical Engineering. He possesses more than twenty years of experience in refinery maintenance and construction. Chuck joined Holly at Woods Cross in 2004 as the Turnaround Manager and was promoted to Maintenance Manager in 2006. He has held management and supervisory positions with industrial contracting companies and worked at several industrial chemical, power and refinery facilities.

Lynn Keddington

Refinery Manager

Lynn began his career with Phillips Petroleum in 1979 as a yardman and worked in the tank farm for several years and then as a relief operator in the Crude Unit and Boiler house. He served as a member the Union Workman's Committee. He attended the University of Utah and graduated from Weber State College with a degree in Business Management & Finance while working in the tank farm. He was promoted to Tank Farm Supervisor and has worked in the capacity of Lab and Stock Manager, IE and Rotating Equipment Supervisor, Maintenance Manager, Operations Manager and Refinery Manager.

Russell Walker

Accounting Supervisor

Russell has worked at the Woods Cross Refinery since 1999. Before transferring to the refinery, he worked for Phillips Petroleum in Bartlesville for nine years. Work experience includes internal auditing, fixed asset accounting, SAP implementation and refinery accounting.

Mike Astin

Environmental Manager

Mike has worked at the Woods Cross Refinery since 2000, having previously worked as a production engineer and environmental engineer for Exxon, an environmental consultant, and HES manager for another refinery in the Salt Lake Area. He joined Phillips 66 at Woods Cross as an Air Quality Engineer and continued with Holly through the acquisition in 2003. He became the Environmental Manager in 2007.

Barry Christensen

Operations Manager

Barry started with Phillips Petroleum Company in November 1979 as a Yardman in the Tank Farm. He then became an Operator working in the units and through the years has worked on all the process units located at Woods Cross Refinery. In August 2000, Barry was promoted to Shift Supervisor, where he was when the Refinery was purchased by Holly Refining and Marketing in June 2003. In November 2004, Barry was promoted to an Operations Specialist. In August 2005, Barry was made Senior Training Specialist and in April 2009, he was promoted to his current position, Operations Manager.

Eren Sitki

Manager of Health, Safety & Security

Effective May 2nd, 2011 Eren Sitki has joined the Woods Cross Refinery as Manager of Health, Safety & Security reporting to Lynn Keddington. Eren joined the Tulsa refinery in 2002 and has held positions in Reliability Engineering, T/A Management, and most recently Specialty Craft Maintenance Superintendent. Eren is a graduate of West Point with a degree in Civil Engineering. After completing his military service, he joined Sunoco at the Tulsa Refinery. *Welcome to the Woods Cross team, Eren!*

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Woods Cross Refinery, Timeline1

1932

The Phillips 66 refinery in Woods Cross was constructed by the newly organized William Yeates Company. The new refinery had a reported capacity of 1,000 barrels per day and used a cutting edge method of cracking crude petroleum which, upon initial operation, proved difficult. The refinery's first supplier, Skelly Oil of Oklahoma, helped the refinery overcome its early refining problems.

WASATCH OIL REFINERY EMPLOYEES JULY 6, 1939

1937-1938

Soon after operations began, the Yeates company changed its name to Wasatch Oil Refining Company. The Wasatch company expanded with a new refinery in Pocatello, Idaho (Idaho Refining Co.) in 1937 and another in Spokane, Washington (Inland Empire Refineries) in 1938.

1947-1948

Phillips Petroleum bought the Wasatch Oil Company, including the Woods Cross Refinery. Since most of the refinery's crude was delivered by pipeline from Rangely, Colorado, Phillips also bought the owner of that pipeline, the Salt Lake Pipe Line Company and refinery in 1947. It was the smallest of the company's 10 refineries and supplied about 13 percent of the retail market in northern Utah and southern Idaho. At the time that Phillips bought the refinery, it had a capacity of 4,200 barrels per day but expanded to 15,500 barrels per day by 1963.

1991

In 1991 Phillips announced that they were considering selling the Woods Cross Refinery. At that time, the refinery employed 129 people, while another 118 people were employed by associated terminals and retail gas stations. Woods Cross had a reported capacity of 25,000 BCD—eight percent of Phillips' national refining capacity. Included in company assets were a truck loading rack in Woods Cross, 50 percent ownership of two product terminals in Boise and Burley, Idaho and the company's 12 retail outlets in the Salt Lake City area.

1 Special thanks to Linda Rich, Brent Peterson, Mark Lochheed, Becky Johnson, Lynn Keddington and the whole gang at Woods Cross for their invaluable contributions to this week’s Spotlight. Also, to Kim Little in Tulsa, for providing a photo of Eren Sitki.  Great teamwork, folks.

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Woods Cross Refinery, Timeline continued

SPIDER: *Safe Performance Initiative Directly Eliminating Risks* is an employee-driven, behavior based safety process focusing on improving individual awareness and recognizing and eliminating at-risk behaviors. Look for the spider logo painted on the tank at the southeast corner of the refinery.

The refinery maintains four onsite emergency response teams: Fire Brigade, Hazmat, Technical Rescue and Medical First Responders. The refinery has its own fire water pumping and distribution system that is capable of providing high pressure fire water throughout the facility.

2003

On June 1, 2003 Holly Corporation acquired the Woods Cross Refinery from ConocoPhillips. Holly also acquired related assets that include petroleum products terminals in Spokane, Washington and in Boise and Burley, Idaho along with retail service stations located in Utah and Wyoming. Moreover, the purchase of the Woods Cross Refinery included certain pipelines and transportation assets and an exclusive license to market fuels under the Phillips brand in the states of Utah, Wyoming, Idaho and Montana. The total cash purchase price was $58.3 million and was part of the divestiture of assets to improve competition after the ConocoPhillips merger.

Today

The Woods Cross Refinery has a crude oil capacity of 31,000 barrels per day and processes regional sweet and black wax crude as well as Canadian sour crude oils into high value light products. The Woods Cross Refinery currently obtains its supply of crude oil primarily from suppliers in Canada, Wyoming, Utah and Colorado via common carrier pipelines that originate in Canada, Wyoming and Colorado. The Refinery's primary markets include Utah, Idaho, Nevada, Wyoming and eastern Washington. Approximately 50-55% of the gasoline and diesel fuel produced by the Woods Cross Refinery is sold through a network of Phillips 66 branded marketers under a long-term supply agreement.

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Employee FAQs
Employee FAQs	Integration Team Response
“After the merger, will HollyFrontier add a corporate inspection position to assist and guide the five facilities to share best practices and align procedures?  There also will likely be opportunities for cost savings by consolidating resources and programs if someone is in the position to drive the changes.”

Holly and Frontier have several best practices groups, Safety, Environmental, Training, PSM and Reliability Centered Maintenance among them.  We intend to continue these and add new groups in the future, as well as explore more systematic ways (both centralized and decentralized) to align the organizations swiftly after close.

“What are the IT policies going to be regarding internet usage, email box sizes, printers, servers, etc?”
These are excellent, tactical questions—and similar to the sort we are hearing more often.  Detailed answers to such questions are forthcoming in the weeks ahead, but hopefully today’s communiqué has begun to articulate our initial IT framework and timeline for tackling such items.  We can say that Holly and Frontier handle email differently today, including email account size limits, which are typically lower at Holly.  Both companies limit internet usage, and that will be reviewed but will continue in some form.  Also, we will be moving to a centralized IT support model—so as we collectively decide what applications need to be centralized, servers may be moved to the Dallas Data Center.  One key point to remember is that none of this will change on Day One.  We will communicate more details as decisions are made.

“How and when will we get new business cards with the HollyFrontier logo?”
As you can imagine, we will need to create entirely new branding collateral (letterhead, business cards, corporate materials, etc.) in preparation for Day One.  Once we have selected the logo, we will begin designing such items and distribute them immediately upon close.

Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response, please continue submitting them to Penny Newmark (PNewmark@Frontieroil-den.com) who will, in turn, share them with our Integration Team as necessary. Please share what’s on your mind, as we cannot strive to meet unknown expectations or address unshared concerns.

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LOGO UPDATE—

The HollyFrontier Corporation Logo Contest yielded a whopping 665 submissions! Thank you for your enthusiasm! We’ll keep you posted on our progress as we crawl out from under the avalanche of amazing ideas....

Fun Facts & Corresponding Quotes

In honor of Yogi Berra (who turns 86 next week), we offer a few of his lesser known yet equally mind-bending quotes.  Not to be confused with eggcorns or spoonerisms, his unusual comments are known as malapropisms, which are comical, nonsensical mis-statements.

“You can observe a lot by just watching.”

“There are some people who, if they don't already know, you can't tell ‘em.”

“I wish I had an answer to that because I'm tired of answering that question.”

 “You better cut the pizza in four pieces because I'm not hungry enough to eat six.”

“You should always go to other people's funerals, otherwise, they won't come to yours.”

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Next week’s communiqué, Merger Update #09, will be provided in an entirely different format.  As indicated in prior weeks, it will be a video segment rather than a written document.

On Friday, May 13th, 2011 we will provide a hyperlinked URL to this video segment which will afford us the opportunity to answer two questions we often hear, “What’s the purpose of the merger?” and “What sort of culture does executive management want to create?”

We will release additional video segments in subsequent weeks that address more questions.

Finally, to all the mothers—you will be in our thoughts this Sunday.

Warmly,

[Mike Jennings
Chairman, President & CEO
Frontier Oil Corporation

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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